

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mr. Brian C. Stewart
Executive Vice President of Finance and Chief Financial Officer
Crown Media Holdings, Inc.
12700 Ventura Boulevard, Suite 200
Studio City, California 91604

August 20, 2009

Re: **Crown Media Holdings, Inc.**
            Form 10-K for the year ended December 31, 2008
            Filed March 5, 2009 (as amended April 30, 2009)
            File No. 000-30700

Dear Mr. Stewart:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director